400 Howard Street
San Francisco, CA 94105
1-800-iShares (1-800-474-2737)
www.iShares.com

June 23, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:  iShares U.S. ETF Trust (the “Trust”)

(Securities Act File No. 333-179904; Investment Company Act File No. 811-22649)

Request for Withdrawal of Amendment

Commission Staff:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust hereby requests the withdrawal of the Trust’s post-effective amendment filed with respect to the iShares California Short Maturity Muni Bond ETF (the “Fund”). The post-effective amendment was filed on Form N-1A, as referenced below, and has not been declared effective by the U.S. Securities and Exchange Commission as of the date of this letter.

Registered Fund Name	Series Identifier	Post-Effective Amendment No.	Initial Filing Date

iShares California Short Maturity Muni Bond ETF	S000065840	480	4/11/19

The Trust has also filed subsequent 485BXT filings for the sole purpose of extending the original effective date of the initial filing. The most recent 485BXT was filed on May 27, 2021 and scheduled to become effective on June 25, 2021.

Subsequent to the filings, the Trust decided not to go forward with the offering of the Fund as a series of the Trust. No securities were sold in connection with the offering.

If you have any questions, please call Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

Very truly yours,

iShares U.S. ETF Trust

By:	/s/ Trent W. Walker
Trent W. Walker
Treasurer and Chief Financial Officer